Exhibit 99.44

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CYBIN Announces API Synthesis of Multiple Tryptamine Derivatives Based On The First Milestone Achievement Pursuant to the Adelia Acquisition

TORONTO, CANADA – January 11, 2021 – Cybin Inc. (NEO:CYBN) (“Cybin” or the “Company”), a life sciences company focused on psychedelic pharmaceutical therapies, is pleased to announce that Adelia Therapeutics Inc. (“Adelia”), a wholly-controlled subsidiary of Cybin, has achieved the earn-out milestones for the period commencing November 15, 2020, as contemplated by the terms of a contribution agreement dated December 4, 2020 (the “Transaction Agreement”) among Cybin, Cybin Corp., Cybin US Holdings Inc. (“Acquiror”), a wholly-controlled subsidiary of Cybin, and all of the previous shareholders of Adelia (the “Adelia Shareholders”).

The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro “Proof of Principle”; establish a ADME/PK contract with Absorption Systems; and to demonstrate “In Vitro” ADME “Proof of Principle” that specific synthesis modifies the metabolism of a psychedelic tryptamine.

Pursuant to the terms of the Transaction Agreement, an aggregate of 51,163.1 Class B common shares in the capital of the Acquiror (the “Class B Shares”) shall be issued to the Adelia Shareholders in satisfaction of the CDN$1,018,145.43 (approximately US$803,418.56) due to them on meeting the relevant milestone. The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for common shares in the capital of Cybin (the “Cybin Shares”) on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. No Class B Shares are exchangeable prior to the first anniversary of closing of the contribution transaction pursuant the Transaction Agreement (the “Transaction”), which closed on December 14, 2020, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Transaction; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Transaction; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for a total of 511,631 Cybin Shares, resulting in an effective issue price of CDN$1.99 per Cybin Share.

Additional information related to the Transaction is available in the Transaction Agreement, which is filed under Cybin’s profile on SEDAR (www.sedar.com).

About Cybin Inc.

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing technologies and delivery systems, aiming to improve bioavailability, to potentially achieve the desired medicinal effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

About Adelia

Adelia is a company that aims to develop medicinal psychedelics with improved dosing efficacy and therapeutic indices to address unmet medical needs. Adelia’s primary focus is on the development of treatment regimens consisting of proprietary psychedelic molecules and related clinical protocols. This proprietary development strategy is based on chemical modifications to the known and well understood tryptamine derivatives that significantly modify their pharmacokinetic properties without changing their therapeutic potential. These proprietary approaches seek to minimize inter-patient variability by better controlling drug metabolism without loss of efficacy that together have been shown to produce more predictable and favorable patient outcomes.

Cautionary Notes and Forward Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. These statements are not historical facts but instead represent only Cybin’s expectations, estimates and projections regarding future events. These statements are not guaranteeing future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The forward-looking information and forward-looking statements included in this press release are made as of the date of this press release. The Company does not undertake an obligation to update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has not approved or disapproved the contents of this news release.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications

agraf@kcsa.com